Filed by iCAD, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: iCAD, Inc.

Commission File No.: 333-287005

The following set of Frequently Asked Questions (“FAQs”) were distributed by iCAD, Inc. (“iCAD”) to its employees on June 13, 2025.

FAQ – iCAD Employees

Certain FAQs below focus on details that only may be relevant or applicable to iCAD employees who reside in the United States. The following set of FAQs does not purport to address all details that may be relevant or applicable to non-U.S. employees. We will provide non-U.S. employees with additional information as it becomes available.

1.                  What does the April 15, 2025 announcement mean?

RadNet, Inc. (“RadNet”) is acquiring all of iCAD as part of its digital health strategy, which is being spearheaded by RadNet’s wholly-owned subsidiary, DeepHealth, Inc. (“DeepHealth”).

In summary, iCAD and RadNet have entered into a definitive merger agreement (as may be amended from time to time, the “Merger Agreement”) under which RadNet will acquire iCAD in an all-stock transaction. Upon the closing of the proposed transaction, each issued and outstanding share of iCAD common stock (other than shares of iCAD common stock held in the treasury of iCAD or owned by RadNet or any of its subsidiaries) will be converted into the right to receive 0.0677 shares (the “Exchange Ratio”) of RadNet common stock and, if applicable, cash in lieu of fractional shares without interest, subject to the terms and conditions of the Merger Agreement.

Based on the closing price of RadNet common stock on April 14, 2025, the Exchange Ratio would represent a transaction value of approximately $103 million, or approximately $3.61 in implied value for each share of iCAD common stock on a fully diluted basis. Based on the closing price of RadNet common stock on May 20, 2025, the last practicable date before the date of the
Form S-4 (as defined below), the Exchange Ratio would represent approximately $4.07 in implied value for each share of iCAD common stock on a fully diluted basis. Because the Exchange Ratio is fixed, and will not be adjusted for changes in the market price of iCAD’s common stock or RadNet’s common stock, the value of the shares of RadNet common stock received by iCAD stockholders may differ from the implied value above. For more information on how iCAD stock options are treated in the proposed transaction, please see FAQs 21 and 22 below.

More information on the details of the proposed transaction can be found in filings made by each of iCAD and RadNet with the Securities and Exchange Commission (“SEC”).

2.                  What does this agreement mean for iCAD’s employees?

Upon the closing of the proposed transaction, iCAD will become a wholly-owned subsidiary of RadNet and will be integrated into DeepHealth. RadNet and DeepHealth view the proposed combination of iCAD and DeepHealth as highly complementary, both in terms of offerings and capabilities. With DeepHealth’s commitment to increased investment in R&D and the integration of iCAD’s talent and technology, the combined organization will be positioned for accelerated growth and the rapid delivery of transformative, AI-driven healthcare solutions.

DeepHealth will make strategic determinations about how best to integrate iCAD’s employees into its business. Specific details about workforce integration will be communicated clearly after the proposed transaction closes and integration plans are finalized.

3.                  Will I have a role following the closing of the proposed transaction or will my position be eliminated?

At this time, final decisions around changes to iCAD’s internal organizational structure have not been made. Our expectation is that team structures and individual roles will be determined during an integration period led by DeepHealth following the closing of the proposed transaction. We currently expect such integration period to last for approximately 90 days following the closing.

The addition of iCAD’s talented team to DeepHealth aligns with DeepHealth’s strategic growth plans for 2025 and beyond and will immediately fulfill a majority of its pre-existing hiring plans for 2025 in the commercial, product, clinical, regulatory, R&D and other functional domains. DeepHealth is committed to a fair and thoughtful integration approach that recognizes the valuable expertise and experience that exists within both organizations. Specific details about workforce integration will be communicated clearly after the proposed transaction closes and integration plans are finalized.

Between the signing and closing of the proposed transaction, iCAD and RadNet will remain separate, independent companies. The iCAD Leadership Team does not anticipate any changes to iCAD’s internal organizational structure prior to closing that would affect your role and responsibilities.

4.                  What should I do now?

There is no action necessary at this time. Please continue on a “business as usual” basis. It is critical that we continue focusing on our customers and growth strategy.

5.                  What happens next?

On May 21, 2025, the SEC declared RadNet’s registration statement on Form S-4, including the proxy statement/prospectus contained therein (the “Form S-4”), effective. This document contains detailed information about the proposed transaction and is available to the public. Also, on or about May 21, 2025, iCAD filed a “definitive proxy statement” with the SEC and commenced the mailing of it to our stockholders. Following the mailing, a special meeting of iCAD stockholders will be held on July 14, 2025 to allow iCAD stockholders to vote on the proposed transaction and related matters. The approval of the adoption of the Merger Agreement by a majority of iCAD’s shares outstanding is one of several conditions to closing the proposed transaction, and once all closing conditions are met, the proposed transaction can be closed.

6.                  When is the proposed transaction expected to close?

RadNet and iCAD currently expect to close the proposed transaction on or around July 17, 2025, subject to approval by iCAD stockholders at the special meeting of iCAD stockholders to be held on July 14, 2025, and other customary closing conditions.

7.                  Can I talk about the proposed transaction publicly?

You can share the information provided in our public materials and the talking points we’ve provided to address any questions from customers or partners. Please don’t comment beyond those materials. If specific questions are needing to be addressed outside of the previously provided FAQs, please coordinate with Dana Brown or Michelle Strong for assistance. As always, all press and investor inquiries should be forwarded to the iCAD communications and investor relations teams.

8.                  Can I reach out to RadNet in any capacity?

No, unless you have been given explicit permission by the iCAD Legal Department as part of the integration planning team. While you may be eager to start working together, until all closing conditions are met, including obtaining regulatory approvals, and the proposed transaction is complete, it is very important that we continue to operate our businesses separately.

9.                  Will iCAD’s Leadership Team be staying with iCAD?

Specific details about workforce integration will be communicated clearly after the proposed transaction closes and integration plans are finalized. Between the signing and closing of the proposed transaction, RadNet and iCAD will remain separate, independent companies.

10.              Will my title and reporting structure remain the same? When will I find out more specific details about my role?

At this time, final decisions around changes to iCAD’s internal organizational structure have not been made. Specific details about workforce integration will be communicated clearly after the proposed transaction closes and integration plans are finalized, which will likely occur in Q3 2025.

iCAD will continue to operate as a separate, independent entity prior to the closing of the proposed transaction, and, until that time, it is “business as usual” for iCAD. It is important that we continue to execute on our programs and focus on our current responsibilities.

11.              How does the proposed transaction impact my compensation and benefits?

Prior to the closing of the proposed transaction, your compensation and benefits will remain unchanged.

In connection with the closing of the proposed transaction, iCAD employees will have the opportunity to enroll in RadNet’s benefit plans, including retirement, health and welfare, and cafeteria plan benefits, subject to each plan’s terms, conditions, and eligibility requirements.

FAQs 12 through 16 provide additional information about specific benefit considerations. More details about RadNet’s plans and the enrollment process will be shared as they become available.

12.              What happens to my account(s) in the iCAD, Inc. 401(k) Profit Sharing Plan?

The iCAD, Inc. 401(k) Profit Sharing Plan (“401(k) Plan”) will be terminated one day prior to the closing date of the proposed transaction, which means that your account under the 401(k) Plan will need to be rolled over or distributed. You will receive information from Fidelity about your rollover and distribution election options after the closing of the proposed transaction.

13.              If I currently have a loan under the 401(k) Plan, what happens when the 401(k) Plan is terminated?

When the 401(k) Plan is terminated, you will receive information from Fidelity on your account distribution options if you have a 401(k) Plan account balance. If you have an outstanding 401(k) loan and elect to roll your 401(k) Plan account balance into the RadNet 401(k) plan, the balance of the loan may be rolled over to RadNet’s 401K plan and you can continue to repay the loan balance. iCAD and RadNet’s People Operations will work with employees who have loan balances prior to the close date with details on how to implement the loan rollover.

If you continue employment with RadNet following the closing of the proposed transaction, you will be eligible to participate in RadNet’s 401(k) plan. Additional information will be provided regarding how to enroll and your options for rolling over your iCAD 401(k) account balance —either into the RadNet plan or into an IRA. Information about outstanding loan balances, if applicable, will also be included in any such rollover communication.

14.              What will happen to my health and welfare insurance benefits under the iCAD, Inc. Welfare Benefit Plan?

The iCAD, Inc. Welfare Benefit Plan (the “iCAD H&W Plan”) will be terminated in connection with the closing of the proposed transaction. However, you will continue to be covered under the iCAD H&W Plan benefits in which you are currently enrolled through July 31, 2025.

iCAD employees will have the opportunity to enroll in RadNet’s plans with coverage commencing on August 1, 2025. You will receive general information from RadNet in advance of the closing of the proposed transaction to ensure you can learn more about health and welfare benefit options offered by RadNet.

See FAQ 28 for more information on what will happen to your health and welfare benefits coverage if you are terminated in connection with the proposed transaction.

15.              What will happen to my flexible spending account balances under the iCAD, Inc. Health Flexible Spending Arrangement Plan?

The iCAD, Inc. Health Flexible Spending Account Plan (the “iCAD FSA Plan”) will be terminated in connection with the closing of the proposed transaction. You may continue to submit eligible claims incurred prior to the plan termination date, in accordance with the iCAD FSA Plan’s run-out period.

If you continue employment with RadNet following the closing of the proposed transaction, you will continue your FSA through RadNet’s plan(s). Your remaining FSA balance as of the closing of the proposed transaction will be transferred to a corresponding account under the RadNet FSA plan for you to use for the remainder of the calendar year.

Please note:

•	FSA balances from the iCAD FSA Plan will be transferred to RadNet’s FSA plan(s).
•	Your deductions will continue under the same IRS guidelines.

•	The annualized contribution amount that you elected for 2025 will be honored and will continue until you make an alternative election to come into effect beginning in 2026.

•	With the exception of a qualifying life event, you will not be able to change your FSA contributions for 2025.

See FAQ 28 for more information regarding your FSA in the event of a termination of your employment.

16.              What will happen to reimbursements under the iCAD, Inc. Health Reimbursement Arrangement Plan?

The iCAD, Inc. Health Reimbursement Arrangement Plan (the “HRA Plan”) will be terminated in connection with the termination of the iCAD H&W Plan (specifically the health plans offered through Anthem thereunder), which will occur on the closing of the proposed transaction. Participants in the HRA Plan will be able to submit claims incurred under the iCAD H&W Plan’s medical benefits through Anthem prior to the HRA Plan’s termination during the 90-day run-out period for claims submission (ending 90 days from the date of HRA Plan termination). The process for all claims within the HRA Plan will not change and all claims will run through Voya, except that you must submit any remaining claims for reimbursement by the end of the 90-day run-out period for claims and all such claims must have been incurred prior to the first day of the run-out period.

17.              What time off policies do I follow?

iCAD employees will continue to follow iCAD’s time-off policies, including iCAD’s unlimited time off policy, until the closing of the proposed transaction.

Prior to the effective time of the proposed transaction, iCAD will pay (or cause to be paid) any accrued but unused vacation time or other paid time off balances to which any continuing iCAD employee is entitled pursuant to the policies, state law or individual agreements, or other arrangements applicable to such iCAD continuing employee, if such payout is required pursuant to such policies, agreements or arrangements, or applicable law.

Following the closing of the proposed transaction, iCAD employees will follow RadNet’s time-off policies. We will provide you with additional information as it becomes available.

18.              Should I stop completing my employee compliance training?

No, all iCAD employees are required to complete previously communicated training.

19.              Will iCAD maintain its current headquarters and field offices?

Yes, iCAD will keep its current offices at this time. More information will be provided if there is a decision to close an iCAD office.

20.              What will happen to iCAD’s annual Corporate Bonus Plan and annual Sales Commission Plan?

At this time, final decisions around changes to iCAD’s annual Corporate Bonus Plan or annual Sales Commission Plan have not been made. Additional information will be provided as final decisions are made.

21.              What will happen to my Eligible iCAD Options (as defined below) if the proposed transaction closes?

Subject to the terms and conditions of the Merger Agreement, upon the closing of the proposed transaction, each option to purchase shares of iCAD common stock granted under any equity incentive plan, program or agreement maintained by iCAD or to which iCAD is a party, including any of the iCAD stock incentive plans (each, an “iCAD Option”), whether or not vested or exercisable, that has an exercise price per share of iCAD common stock that is less than $7.20 and is outstanding and unexercised as of immediately prior to the effective time of the proposed transaction (each, an “Eligible iCAD Option”) will automatically be assumed by RadNet and converted into an option (A) to purchase that number of shares of RadNet common stock equal to the product of (1) the number of shares of iCAD common stock subject to such Eligible iCAD Option immediately prior to the effective time and (2) the Exchange Ratio, rounded down to the nearest whole number of shares, and (B) with an exercise price per share equal to (1) the exercise price per share of iCAD common stock of such Eligible iCAD Option immediately prior to the Effective Time, divided by (2) the Exchange Ratio, rounded up to the nearest whole cent (each, an “Assumed Option”).

Each Assumed Option will continue to have, and will be subject to, the same terms and conditions (including the vesting and exercisability conditions (including any acceleration provisions) and expiration date) that applied to the corresponding Eligible iCAD Option as in effect immediately prior to the effective time of the proposed transaction, other than any terms that become inoperative by reason of the transactions contemplated pursuant to the Merger Agreement. For the avoidance of doubt, continuous employment with iCAD or any of its subsidiaries will be credited to the holder of an Assumed Option for purposes of determining the number of shares of RadNet common stock that are vested and exercisable under such holder’s Assumed Option after the closing of the proposed transaction.

Example: If, as of immediately prior to the effective time of the proposed transaction, you held an Eligible iCAD Option to purchase 7,500 shares of iCAD common stock with an exercise price of $2.00 per share, such Eligible iCAD Option would be converted into an Assumed Option to purchase 507 shares of RadNet common stock (which is 7,500 shares of iCAD common stock, multiplied by 0.0677, rounded down to the nearest whole share) for an exercise price of $29.55 per share (which is $2.00 per share divided by 0.0677, rounded up to the nearest whole cent). The Assumed Option would continue to have, and would be subject to, the same terms and conditions that applied to the corresponding Eligible iCAD Option as in effect immediately prior to the effective time of the proposed transaction, other than any terms that become inoperative by reason of the transactions contemplated pursuant to the Merger Agreement.

22.              What will happen to my iCAD Options, other than Eligible iCAD Options, if the proposed transaction closes?

Each iCAD Option that is not an Eligible iCAD Option (i.e., an iCAD Option that has an exercise price per share of iCAD common stock that is equal to or greater than $7.20) will not be assumed or otherwise substituted by RadNet, and all such iCAD Options that are not Eligible iCAD Options and that are outstanding and unexercised as of immediately prior to the effective time of the proposed transaction will terminate and cease to be outstanding at such effective time without any further action by the holder thereof in accordance with the terms of the applicable iCAD stock incentive plan or any award agreements, as applicable, without any consideration payable therefor.

23.              Will I be eligible to be considered for grants of any additional RadNet equity awards following the closing of the proposed transaction?

Yes. Following the closing of the proposed transaction, just like DeepHealth employees, continuing iCAD employees will be eligible to be considered for grants of RadNet equity awards under RadNet’s equity incentive plan, commencing with the annual cycle that is expected to occur in the first quarter of 2026. RadNet equity awards are subject to approval by the Compensation Committee of the Board of Directors of RadNet (or its delegate) and the terms and conditions of RadNet’s equity incentive plan and the applicable award agreement. We will provide you with additional information as it becomes available.

24.              What will happen to iCAD’s Employee Stock Purchase Plan (ESPP)?

Subject to the closing of the proposed transaction, the iCAD ESPP will terminate effective immediately prior to the closing of the proposed transaction. In connection with the Merger Agreement, the iCAD Board took, or caused to be taken, all necessary and appropriate actions to provide that iCAD’s ESPP will continue to be suspended until terminated in accordance with the Merger Agreement.

25.              Can I exercise my vested iCAD Options now?

Yes, you can exercise your vested iCAD Options now. Nonqualified stock options may be exercised through a broker-assisted cashless exercise until the next “Quarterly Restricted Period” (as such term is defined in our insider trading policy) (see FAQ 26 below) and/or with your own available cash that covers both the exercise price and applicable taxes. Incentive stock options may only be exercised in cash and may not be exercised through a broker-assisted cashless exercise. Upon the closing of the proposed transaction, iCAD shares purchased upon exercise of vested iCAD Options will be converted to shares of RadNet common stock as described above.

26.              If I want to exercise my vested iCAD Options prior to the closing of the proposed transaction, is there a deadline for doing so?

Pursuant to the terms of the Merger Agreement, iCAD is required to provide RadNet with an updated option capitalization table no later than 5 business days prior to the closing of the proposed transaction. To facilitate iCAD’s timely satisfaction of this requirement, and assuming the Merger Agreement is adopted by iCAD’s stockholders at the special meeting and a proposed closing date of July 17, 2025, iCAD plans to set an exercise deadline of 11:59 p.m. Eastern time on July 7, 2025 (the “Exercise Deadline”). Any attempted exercises of vested iCAD Options after expiration of this Exercise Deadline will not be effective and, as a result, the vested iCAD Options will be treated as unexercised and outstanding for purposes of applying the applicable provisions of the Merger Agreement. In the event the closing does not occur by July 17, 2025, as anticipated, we will provide any updates to the Exercise Deadline. Note that a “Quarterly Restricted Period” (as such term is defined in our insider trading policy) will take effect immediately following 11:59 p.m., Eastern time on June 16, 2025. As a result, between this time and the Exercise Deadline, you will not be able to exercise your vested iCAD Options that are nonqualified stock options through a broker-assisted cashless exercise or otherwise sell on the market iCAD shares purchased upon exercise. Instead, you must pay the total exercise price, and any applicable taxes required to be withheld by iCAD with respect to such exercise, solely in cash. Incentive stock options may only be exercised in cash until the Exercise Deadline. Following the closing of the proposed transaction, you will be permitted to exercise any vested Assumed Options.

27.              If we are in an open trading window, can I sell my iCAD Stock?

Yes. iCAD employees should continue to follow our insider trading policy, under which employees can buy or sell iCAD and RadNet stock only (i) during an open trading window and (ii) while iCAD employees don’t have any material information about iCAD or RadNet that has not been publicly disclosed. The trading window is currently open and is expected to close again immediately following 11:59 p.m., Eastern time on June 16, 2025, in accordance with the “Quarterly Trading Restrictions” outlined in our insider trading policy. The trading window is not expected to open again during the pendency of the proposed transaction since the closing of the transaction is expected to occur before iCAD is required to report its second quarter 2025 financial results. During this restricted period, you will not be able to exercise your vested iCAD Options that are nonqualified stock options through a broker-assisted cashless exercise (since that involves a sale of shares to cover the exercise price and/or tax withholding) or otherwise sell on the market iCAD shares purchased upon exercise of any iCAD Options or otherwise acquired.

28.              What happens if my employment is terminated in connection with the closing of the proposed transaction?

With respect to each iCAD employee who resides in the United States and continues as an employee of RadNet or any its subsidiaries following the closing of the proposed transaction (each, a “Continuing U.S. Employee”), subject to the terms and conditions under the severance guidelines referenced in the Merger Agreement and set forth in the confidential disclosure schedules thereto, RadNet will provide (or cause its applicable affiliate to provide), cash severance to any applicable Continuing U.S. Employee, provided that (1) there will not be any duplication of benefits and (2) RadNet may, in its discretion, condition any such severance payments on the execution and non-revocation of a release of claims. Such severance guidelines provide that RadNet will honor the severance obligations set forth in such guidelines for any eligible Continuing U.S. Employee that experiences a qualifying termination of employment within 60 days following the closing of the proposed transaction, subject to the terms and conditions set forth therein. Additional information will be provided to any Continuing U.S. Employees who experiences a qualifying termination during the 60-day period following the closing. If you experience a qualifying termination during this time period, in general, you may be eligible to continue your coverage under the group health plan benefits under the H&W Plan (limited to medical, dental, and vision benefits), your healthcare FSA under the FSA Plan, and your HRA Plan benefits by timely electing such continuation via COBRA. Failure to timely submit such COBRA paperwork pursuant to the terms set out in the paperwork that will be provided to affected employees will result in loss of eligibility for COBRA continuation coverage.

If, however, you have entered into a severance and change in control agreement, or certain severance and option acceleration rights are provided for in your executive employment agreement (a “Severance Arrangement”), the severance guidelines will not apply to you and, during the specified post-closing period set forth in your Severance Arrangement, your eligibility to receive any severance payments and benefits will be governed by the terms and conditions of your Severance Arrangement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), on May 6, 2025, RadNet filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, as amended on May 19, 2025, that constitutes a prospectus of RadNet and also included a proxy statement of iCAD. The registration statement was declared effective by the SEC on May 21, 2025 and iCAD commenced mailing the proxy statement/prospectus to its stockholders on or about May 21, 2025. The proxy statement/prospectus filed with the SEC related to the proposed merger contains important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents filed or to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they contain, or will contain, as applicable, important information about the proposed transaction and related matters. Investors are able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus, and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 28, 2025. Information about the directors and executive officers of iCAD is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 30, 2025. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, is, or will be, contained, as applicable, in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the expected closing date, the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.